October 19, 2010

Morris Goldfarb, Chief Executive Officer
G-III Apparel Group. Ltd.
512 Seventh Avenue
New York, New York 10018

      RE: **G-III Apparel Group, Ltd.**
            Form 10-K Fiscal Year Ended January 31, 2010
            Filed April 15, 2010;
            DEF14A for Annual Meeting June 8, 2010
            Filed May 3, 2010
            File No. 0-18183

Dear Mr. Goldfarb:

      We have completed our review of your filings and have no further comments at this time.

                        Sincerely,

                        John Reynolds,
                        Assistant Director